Exhibit 99.3

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 2026 and 2025

(Tabular amounts are in thousands of US dollars, unless otherwise stated)

Deloitte LLP 410 W. Georgia Street Suite 2000 Vancouver BC V6B 0S7 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Silvercorp Metals Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Silvercorp Metals Inc. and subsidiaries (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and its financial performance and its cash flows for each of the two years in the period ended March 31, 2026, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 26, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment – Assessment of Whether Indicators of Impairment or Impairment Reversal Exist in Non-financial Assets — Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company’s determination of whether or not an indication of impairment or impairment reversal exists at the asset or cash generating unit level requires significant management judgment. Changes in metal price forecasts, estimated future costs of production, estimated future capital costs, the amount of recoverable mineral reserves and resources and/or adverse or favorable current economics can result in a write-down or write-up of the carrying amounts of the Company’s mining interests.

While there are several estimates and assumptions that are required to determine whether or not an indicator of impairment or impairment reversal exists, the assumptions with the highest subjectivity are the changes in market conditions including future commodity prices and market interest rates. Auditing these assumptions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to changes in market conditions including future commodity prices and market interest rates, in assessing indicators of impairment or potential reversal of impairment included, among others, the following:

●	Evaluated the effectiveness of controls over management’s assessment of whether there are indicators of impairment or impairment reversal;
●	With the assistance of fair value specialists, assessed if changes in market conditions could affect the mining interests’ recoverable amounts materially by:
●	Evaluating the future commodity prices by comparing management forecasts to third party pricing sources; and
●	Evaluating if there were any significant changes in the market interest rate.

Acquisition of Chaarat ZAAV CJSC — Refer to Note 3 to the financial statements Critical Audit

Matter Description

During the year, the Company completed the acquisition of Chaarat ZAAV CJSC (“ZAAV”), a mining entity holding licenses for the Tulkubash and Kyzyltash deposits and surrounding exploration licenses. The Company also entered into a Cooperation Agreement with the National Investment Agency under the President of the Kyrgyz Republic (the “NIA”), which requires the Company to transfer a 30% interest in ZAAV at a future date and make contingent payments of up to $70 million upon the satisfaction of specified conditions (collectively called “the transaction”). The transaction was accounted for as an asset acquisition and the purchase consideration was allocated to identifiable assets acquired on a relative fair value basis.

Determining the appropriate accounting treatment of the transaction required significant judgment, particularly in assessing the accounting implications of the timing of the future transfer of a 30% interest in ZAAV and the timing of the recognition of the $70 million payment (“significant accounting implications”). These matters involved complex considerations of contractual terms, economic substance, and applicable accounting guidance. As a result, auditing the significant accounting implications of the transaction required an increased extent of audit effort, including the involvement of technical accounting specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the significant accounting implications of the transaction included the following, among others:

●	Evaluated the effectiveness of controls over the accounting implications of the transaction;
●	With the assistance of technical accounting specialists:
●	Evaluated the accounting treatment of the interrelated Share Purchase Agreement (“SPA”) and Cooperation Agreement, including the identification and measurement of consideration transferred and the assessment of contingent payments and future equity transfers.
●	Evaluated the terms of the SPA and Cooperation Agreement to assess the completeness and appropriateness of consideration reflected in the purchase price allocation.

Convertible Notes – Valuation of embedded Conversion Features on date of amendment — Refer to Note 2 and 18 to the financial statements

Critical Audit Matter Description

During the year, the Company entered into a supplemental indenture amending the terms of its 4.75% Convertible Senior Notes (the “notes”) to eliminate its option to settle certain conversions in cash. As per the amendment, the Company is required to settle the principal amount of the notes upon conversion solely through the issuance of its own common shares. Prior to the amendment, the conversion feature was classified as a derivative liability, as the contractual settlement provisions did not meet the fixed-for-fixed criteria pursuant to IAS 32. In accordance with IFRS 9, management remeasured the derivative liability to fair value as of the amendment date, recognized the resulting gain or loss in profit or loss, and reclassified the liability to equity.

The valuation of the derivative liability as of the amendment date involves significant judgment and estimation uncertainty. The fair value measurement involved the application of complex valuation techniques and required specialized knowledge. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of the derivative liability as of the amendment date included the following, among others:

●	Evaluated the effectiveness of controls over the valuation of the derivative liability as of the amendment date;
●	With the assistance of fair value specialists, developed an independent estimate of the fair value of the derivative liability as of the amendment date and compared it to management’s calculation.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

May 26, 2026

We have served as the Company’s auditor since 2013.

-669-4466 -685-0395
Deloitte LLP 410 W. Georgia Street Vancouver BC V6B 0S7 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Silvercorp Metals Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Silvercorp Metals Inc. and subsidiaries (the “Company”) as of March 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2026, of the Company and our report dated May 26, 2026, expressed an unqualified opinion on those financial statements.

As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Chaarat ZAAV CJSC, which was acquired on January 27, 2026, and whose financial statements constitute 10% and 8% of net and total assets, respectively, 0% of revenues, and 0% of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2026. Accordingly, our audit did not include the internal control over financial reporting at Chaarat ZAAV CJSC.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional

Accountants Vancouver, Canada

May 26, 2026

SILVERCORP METALS INC.

Consolidated Statements of Income

(Expressed in thousands of U.S. dollars, except per share amount and number of shares)

		Years Ended March 31,
	Notes	2026	2025
Revenue	4	$438,135	$298,895
Cost of mine operations
Production costs		115,319	108,363
Depreciation and amortization		35,143	31,014
Mineral resource taxes		9,541	7,359
Government fees and other taxes	5	12,335	16,009
General and administrative	6	12,089	12,599
		184,427	175,344
Income from mine operations		253,708	123,551

Corporate general and administrative	6	20,866	17,565
Property evaluation and business development		1,698	3,333
Foreign exchange (gain) loss		(498)	581
Gain on investments, net	9/12	(33,676)	(12,451)
Loss on derivative liabilities	18/21	178,544	9,011
Share of loss in associates	13	532	2,806
Dilution loss on investment in associate	13	285	—
Loss on disposal of plant and equipment		226	163
Other expense (income)		3,660	(609)
		82,071	103,152

Finance income	7	11,895	8,518
Finance costs	7	(13,551)	(6,713)
		80,415	104,957

Income tax expense	8	47,493	26,188
Net income		32,922	78,769
Attributable to:
Equity holders of the Company		(9,944)	58,190
Non-controlling interests	23	42,866	20,579
		32,922	78,769
(Loss) earnings per share attributable to the equity holders of the Company Basic (loss) earnings per share		$(0.05)	$0.29
Diluted (loss) earnings per share		$(0.05)	$0.28
Weighted Average Number of Shares Outstanding - Basic		219,425,164	204,008,035
Weighted Average Number of Shares Outstanding - Diluted		219,425,164	206,301,970

Approved on behalf of the Board:

(Signed) Ken Robertson	(Signed) Rui Feng
Director	Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

		Years Ended March 31,
	Notes	2026	2025

Net income		$32,922	$78,769
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment		28,353	(1,683)
Share of other comprehensive income (loss) in associates	13	56	(784)
Reclassification to net income upon ownership dilution of investment in associates		4	—
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI	12	1,529	5
Other comprehensive income (loss), net of taxes		$29,942	$(2,462)
Attributable to:
Equity holders of the Company		$24,481	$(2,606)
Non-controlling interests	23	5,461	144
		$29,942	$(2,462)
Total comprehensive income		$62,864	$76,307

Attributable to:
Equity holders of the Company		$14,537	$55,584
Non-controlling interests		48,327	20,723
		$62,864	$76,307

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars)

As at	Notes	March 31, 2026	March 31, 2025
ASSETS
Current Assets
Cash and cash equivalents	27	$421,989	$363,978
Short-term investments	9	346	5,078
Trade and other receivables		1,562	1,081
Inventories	10	9,493	8,028
Due from related parties	24	1,554	1,158
Income tax receivable		—	37
Prepaids and deposits		8,497	7,561
		443,441	386,921
Non-current Assets
Long-term prepaids and deposits	11	13,424	2,099
Long-term receivables		5,183	1,079
Reclamation deposits		4,568	4,263
Other investments	12	54,243	17,277
Investment in associates	13	54,641	46,016
Investment properties		487	511
Plant and equipment	15	108,510	93,793
Mineral rights and properties	16	779,730	586,982
TOTAL ASSETS		$1,464,227	$1,138,941
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$85,163	$63,881
Current portion of lease obligation	19	286	278
Current portion of convertible notes	18	2,069	2,460
Deposits received	14	20,888	7,264
Income tax payable		15,574	2,679
		123,980	76,562
Non-current Liabilities
Long-term portion of lease obligation	19	882	1,053
Long-term portion of convertible notes	18	115,156	108,193
Derivative liabilities	18	—	50,768
Long term deposit	17	44,896	—
Deferred income tax liabilities	8	63,048	59,338
Environmental rehabilitation	20	10,596	9,639
Total Liabilities		358,558	305,553
Equity
Share capital	21	428,685	411,960
Equity reserves	21	232,359	(15,140)
Retained earnings		279,962	305,908
Total equity attributable to the equity holders of the Company		941,006	702,728
Non-controlling interests	23	164,663	130,660
Total Equity		1,105,669	833,388
TOTAL LIABILITIES AND EQUITY		$1,464,227	$1,138,941

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Years Ended March 31,
	Notes	2026	2025
Operating activities
Net income		$32,922	$78,769
Add (deduct) items not affecting cash:
Finance costs	7	13,551	6,713
Income tax expense	8	47,493	26,188
Depreciation, amortization and depletion		36,888	32,828
Gain on investments, net	12	(33,676)	(12,451)
Loss on derivative liabilities	18/21	178,544	9,011
Share of loss in associates	13	532	2,806
Dilution loss on investment in associate	13	285	—
Loss on disposal of plant and equipment		226	163
Share-based compensation	21	4,125	3,692
Reclamation expenditures	20	(1,131)	(819)
Income taxes paid		(34,408)	(15,731)
Long-term deposit received	17	43,875	—
Interest paid	8	(82)	(126)
Changes in non-cash operating working capital	27	21,424	7,588
Net cash provided by operating activities		310,568	138,631
Investing activities
Payment on plant and equipment acquisition		(12,857)	(19,986)
Proceeds from disposal of plant and equipment		14	46
Payment on mineral rights and properties acquisition		—	(6,224)
Proceeds from disposal of mineral rights and properties		12	—
Payment on mineral exploration and development expenditures		(116,396)	(59,817)
Acquisition of Chaarat ZAAV CJSC	3	(91,696)	—
Payment on reclamation deposits		(711)	(83)
Refunds from reclamation deposits		634	209
Payment on other investments acquisition	12	(2,040)	(20,953)
Proceeds from disposal of other investments	12	740	36,289
Payment on acquisition of shares in associates	13	(9,382)	(4)
Loan advanced to a third party	3	(2,500)	—
Payment on short-term investment acquisition		(141)	(108,320)
Proceeds on short-term investment redemption		4,983	134,176
Net cash used in investing activities		(229,340)	(44,667)
Financing activities
Net proceeds from issuance of convertible notes		—	143,324
Interest paid on convertible notes	18	(7,521)	—
Repayment of long-term deposits		—	(13,250)
Lease payment	19	(258)	(271)
Cash dividends distributed	21	(5,482)	(4,948)
Non-controlling interests distribution	23	(24,888)	(11,049)
Related parties loan made		—	(500)
Proceeds from issuance of common shares		6,287	2,774
Common shares repurchased as part of normal course issuer bid		—	(963)
Net cash (used in) provided by financing activities		(31,862)	115,117
Effect of exchange rate changes on cash and cash equivalents		8,645	1,955
Increase in cash and cash equivalents		58,011	211,036
Cash and cash equivalents, beginning of the year		363,978	152,942
Cash and cash equivalents, end of the year		$421,989	$363,978
Supplementary cash flow information	27

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
				Share				Total equity	Non-
		Number of		option		Accumulated other	Retained	attributable to the	controlling
	Notes	shares	Amount	reserve	Reserves	comprehensive loss	earnings	equity holders	interests	Total equity
Balance, April 1, 2024		177,311,696	$258,400	$21,303	$25,834	$(60,045)	$261,763	$507,255	$89,754	$597,009
Options exercised		934,222	4,397	(1,759)	—	—	—	2,638	—	2,638
Warrants exercised		29,607	148	—	—	—	—	148	—	148
Warrants reclassified as derivative liabilities		—	—	(2,098)	—	—	(673)	(2,771)	—	(2,771)
Restricted share units vested		941,960	3,962	(3,962)	—	—	—	—	—	—
Securities issued upon acquisition of Adventus		38,818,841	146,016	4,501	—	—	—	150,517	22,808	173,325
Share-based compensation		—	—	3,692	—	—	—	3,692	—	3,692
Dividends declared		—	—	—	—	—	(4,948)	(4,948)	—	(4,948)
Shares buy-back as per normal course issuer bid		(300,000)	(963)	—	—	—	—	(963)	—	(963)
Adjustments to the non-controlling interests		—	—	—	—	—	(8,424)	(8,424)	8,424	—
Distribution to non-controlling interests		—	—	—	—	—	—	—	(11,049)	(11,049)
Comprehensive income (loss)		—	—	—	—	(2,606)	58,190	55,584	20,723	76,307
Balance, March 31, 2025		217,736,326	$411,960	$21,677	$25,834	$(62,651)	$305,908	$702,728	$130,660	$833,388
Options exercised	21(b)	541,505	2,775	(824)	—	—	—	1,951	—	1,951
Warrants exercised	21(b)	1,370,249	9,739	—	—	—	—	9,739	—	9,739
Restricted share units vested	21(b)	1,262,831	4,211	(4,211)	—	—	—	—	—	—
Share-based compensation	21(b)	—	—	4,125	—	—	—	4,125	—	4,125
Dividends declared	21(c)	—	—	—	—	—	(5,482)	(5,482)	—	(5,482)
Reclassification of derivative liability to equity	18	—	—	—	223,928	—	—	223,928	—	223,928
Adjustments to the non-controlling interests	23	—	—	—	—	—	(10,520)	(10,520)	10,520	—
Distribution to non-controlling interests	23	—	—	—	—	—	—	—	(24,888)	(24,888)
Disposal of subsidiaries		—	—	—	—	—	—	—	44	44
Comprehensive income (loss)		—	—	—	—	24,481	(9,944)	14,537	48,327	62,864
Balance, March 31, 2026		220,910,911	$428,685	$20,767	$249,762	$(38,170)	$279,962	$941,006	$164,663	$1,105,669

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China, Ecuador and Kyrgyz Republic.

On January 27, 2026, the Company completed the acquisition of a 100% interest in Chaarat ZAAV CJSC (“ZAAV”), which holds a 100% interest in the mining license hosting the fully-permitted Tulkubash and Kyzyltash gold projects as well as surrounding exploration licenses (27.42 square kilometres) hosting the Karator and Ishakuld gold zones (the “Tulkubash/Kyzyltash” project). Concurrently, the Company entered into a Cooperation Agreement with the National Investment Agency under the President of the Kyrgyz Republic (the “NIA”), pursuant to which it agreed to convert ZAAV into a joint venture company (the “JVC”) between the Company (holding a 70% interest and acting as operator) and Kyrgyzaltyn (holding a 30% free-carried interest), a state-owned entity. The acquisition has diversified the Company’s mining assets and expanded its geographical presence in Central Asia.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICIES

(a)Statement of Compliance

These consolidated financial statements have been prepared in accordance with the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS Accounting Standards in effect as of April 1, 2025.

These consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated May 21, 2026.

(b)Adoption of New Accounting Standards, Interpretation or Amendments

The Company adopted various amendments to IFRS® Accounting Standards, which were effective for the accounting period beginning on or after April 1, 2025, including the following:

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments were applied effective April 1, 2025 and did not have a material impact on the Company’s consolidated financial statements.

(c)New Accounting Standards Issued but not effective

Certain new accounting standards and interpretations have been issued that are not mandatory for the current period and have not been early adopted.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Presentation and Disclosure in Financial Statements (IFRS 18 replaces IAS 1)

In April 2024, theIASB released IFRS 18 Presentationand Disclosure inFinancial Statements. IFRS18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (“MPMs”) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments contain guidance to derecognition of a financial liability settled through electronic transfer, as well as classification of financial assets for:

●	Contractual terms that are consistent with a basic lending arrangement;
●	Assets with non-recourse features;
●	Contractually linked instruments.

Also, additional disclosures relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and added disclosure requirements for financial instruments with contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments.

(d)Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the condensed consolidated interim statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Table below summarizes the Company’s material subsidiaries which are consolidated as follows:

		Place of	Ownership
Name of subsidiaries	Principal activity	incorporation	interest	Mineral properties
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Trade	China	80.0%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Mining	China	70.0%	BYP
Guangdong Found Mining Co. Ltd. (“Guangdong Found”)	Mining	China	99.0%	GC
Henan Xinbaoyuan Mining Co., Ltd. (“Xinbaoyuan”)	Mining	China	77.5%	Kuanping
Curimining S.A	Mining	Ecuador	75.0%	El Domo
Condormine S.A	Mining	Ecuador	98.7%	Condor
Chaarat ZAAV CJSC	Mining	Kyrgyzstan	100.0%	Tulkubash/Kyzyltash

(e)Foreign Currency Translation

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the reporting date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in USD. The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

●	Assets and liabilities are translated using exchange rates prevailing at the reporting date;
●	Income and expenses are translated using average exchange rates prevailing during the period; and
●	All resulting exchange gains and losses are included in other comprehensive income.

The Company treats inter-company loan balances, which are not intended to be settled in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the consolidated statements of income as part of the gain or loss on sale.

(f)Convertible Notes

Convertible notes are loans with an equity conversion feature that gives the holder an option to convert the loan into shares of the borrower. Under IAS 32, the convertible instrument is assessed by analyzing the two components: the liability host contract and the conversion feature which may be classified as equity or liability. The conversion feature is classified as equity if the Company can satisfy the conversion by exchanging a fixed amount of the Company’s shares for a fixed amount of cash. Otherwise, it will be classified as a derivative liability.

(g)Investments in Associates

An associate is an entity over which the Company has significant influence but not control and is not a subsidiary or joint venture. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise when the Company has power to be actively involved and influential in financial and operating policy decisions of the entity even though the Company has less than 20% of voting rights.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of profit and loss of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s loss that is in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

payments on behalf of the associate. The Company’s share of comprehensive income or losses attributable to shareholders of associates are recognized in comprehensive income during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in an associate is impaired, the carrying amount is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. An impairment loss is recognized if the recoverable amount is less than its carrying amount. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period in which the relevant circumstances are identified.

Details of the Company’s associates are as follows:

			Proportion of ownership interest held
Name of associate	Principal activity	Country of incorporation	3/31/2026
New Pacific Metals Corp.	Mining	Canada	27.8%
Tincorp Metals Inc.	Mining	Canada	29.1%

(h)Business Combinations or Asset Acquisition

Optional concentration test

The Company applies an optional concentration test, on a transaction-by-transaction basis, that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The gross assets under assessment exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. If the concentration test is met, the set of activities and assets is determined not to be a business and no further assessment is needed.

Asset acquisitions

When the Company acquires a group of assets and liabilities that do not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed by allocating the purchase price including the associated acquisition-related transaction costs first to financial assets/financial liabilities at the respective fair values, the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction does not give rise to goodwill or bargain purchase gain.

Previously held interest

In a step acquisition to acquire control of another company that is not accounted for as a business combination, previously held equity interest in an acquiree is remeasured to fair value at the acquisition date, and a gain or loss is recognized in profit or loss, or other comprehensive income, as appropriate (depending on whether the previously held equity interest was measured at fair value through profit or loss or fair value through other comprehensive income).

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in general and administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

(i)Revenue Recognition

Revenue from contracts with customers is recognized when control of the asset sold is transferred to customers and the Company satisfies its performance obligation. Revenue is allocated to each performance obligation. The Company considers the terms of the contract in determining the transfer price. The transaction price is based upon the amount the Company expects to receive in exchange for the transferring of the assets. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset. This generally occurs when the assets are loaded on the trucks arranged by the customer at the Company’s milling facilities. In cases where the Company is responsible for the costs of shipping and certain other services after the date on which the control of the assets transferred to the customer, these other services are considered separate performance obligations and thus a portion of revenue earned under the contract is allocated and recognized as these performance obligations are satisfied.

Revenue from concentrate sales is typically recorded based on the Company’s assay results for the quantity and quality of concentrate sold and the applicable commodity prices, such as silver, gold, lead and zinc, set on a specific quotation period, typically ranging from ten to fifteen days around shipment date, by reference to active and freely traded commodity market. Adjustments, if any, related to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.

Smelter charges, including refining and treatment charges, are netted against revenue from metal concentrate sales.

(j)Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and held at banks and short-term money market investments that are readily convertible to cash with original terms of three months or less and exclude any restricted cash that is not available for use by the Company.

(k)Short-term Investments

Short-term investments consist of certificates of deposit and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and other financial assets with original terms of over three months but less than one year. Bonds traded on open markets are also included in short-term investments.

(l)Inventories

Inventories include concentrate inventories, direct smelting ore, stockpile ore and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Material that does not contain a minimum quantity of metal to cover estimated processing expenses to recover the contained metal is not classified as inventory and is assigned no value.

Direct smelting ore and stockpiled ore are sampled for metal content and are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, depletion and depreciation, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ore milled, freight charges for shipping stockpile ore from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

applicable production overheads cost, based on normal operating capacity. Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

(m)Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Buildings	20 years
Office equipment	5 years
Machinery	5-10 years
Motor vehicles	5 years
Land use rights	50 years
Leasehold improvements	Lesser of useful life or term of the lease

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the period.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises of the asset’s purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are transferred to other respective asset classes and are depreciated when they are completed and available for use.

Upon disposal or abandonment, the carrying amounts of plant and equipment are derecognized and any associated gain or loss is recognized in net income.

(n)Mineral Rights and Properties

Mineral rights and properties include the following capitalized payments and expenditures:

●	Acquisition costs which consist of payments for property rights and leases, including payments to acquire or renew an exploration or mining permit, and the estimated fair value of properties acquired as part of business combination or the acquisition of a group of assets.
●	Exploration and evaluation costs incurred on a specific property after an acquisition of a beneficial interest or option in the property. Exploration and evaluation expenditures on properties for which the Company does not have title or rights to are expensed when incurred. Exploration and evaluation activities involve the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.
●	Development costs incurred to construct a mine and bring it into commercial production. Proceeds from sales generate during this development and pre-production stage, if any, are deducted from the costs of the asset.
●	Expenditures incurred on producing properties that are expected to have future economic benefit, including to extend the life of the mine and to increase production by providing access to additional reserves, such as exploration tunneling that can increase or upgrade the mineral resources, and development tunneling, including to build shafts, drifts, ramps, and access corridors that enable to access ore underground.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

●	Borrowing costs incurred that are directly attributed to the acquisition, construction and development of a qualifying mineral property.
●	Estimated environmental rehabilitation and restoration costs.

Before commencement of commercial production, mineral rights and properties are carried at costs, less any accumulated impairment charges.

Upon commencement of commercial production, mineral rights and properties are carried at costs, less accumulated depletion and any accumulated impairment charges. Mineral rights and properties, other than the payments to renew mining permits (the “mine right fee”) are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Estimation of proven and probable reserves for each property is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources. The mine right fee is depleted using the units of production method based on the mineral resources which were used to determine the mine right fee payable.

(o)Impairment and Impairment Reversal

At each reporting period, the Company reviews and evaluates its assets for impairment, or reversal of a previously recognized impairment, when events or changes in circumstances indicate that the related carrying amounts may not be recoverable or when there is an indication that impairment may be reversed.

When impairment indicators exist, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less cost of disposal (“FVLCTD”) and value in use (“VIU”). If the carrying value exceeds the recoverable amount, an impairment loss is recognized in the consolidated statements of income during the period.

In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset and its eventual disposal.

FVLCTD is best evidence if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based the best estimates available to reflect the amount that could be received from an arm’s length transaction. Fair value of asset is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Impairment is normally assessed at the level of cash-generating units (“CGU”), a CGU is identified as the smallest identifiable group of assets that generates cash inflows which are independent of the cash inflows generated from other assets.

When there is an indication that an impairment loss recognized previously may no longer exist or has decreased, the recoverable amount is calculated. If the recoverable amount exceeds the carrying amount, the carrying value of the asset is increased to the recoverable amount. The increased carrying amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in the consolidated statements of income in the period it is determined.

(p)Environmental Rehabilitation Provision

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

recognized at the time when environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements.

Closure and decommissioning provisions are measured at the expected amount of future cash flows, discounted to their present value for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Mineral Rights and Properties and depleted accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance costs. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the undepreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the income statement. In the case of closed sites, changes to estimated costs are recognized immediately in the consolidated statements of income. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges.

Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved. The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate.

The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

(q)Leases

Lease Definition

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. A lessee has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines or directs how and for what purposes the asset is used.

Measurement of Right of Use (“ROU”) Assets and Lease Obligations

At the commencement of a lease, the Company, if acting in capacity as a lessee, recognizes an ROU asset and a lease obligation. The ROU asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The ROU asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s plant and equipment. The ROU asset is periodically adjusted for certain remeasurements of the lease obligation, and reduced by impairment losses, if any. If an ROU asset is subsequently leased to a third party (a “sublease”) and the sublease is classified as a finance lease, the carrying value of the ROU asset to the extent of the sublease is derecognized. Any difference between the ROU asset and the lease receivable arising from the sublease is recognized in profit or loss.

The lease obligation is initially measured at the present value of the lease payments remaining at the lease commencement date, discounted using the interest rate implicit in the lease or the Company’s incremental borrowing rate if the rate implicit in the lease cannot be determined. Lease payments included in the measurement of the lease obligation, when applicable, may comprise of fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.

The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset.

Measurement of Lease Receivable

At the commencement of a lease, the Company, if acting in capacity as a lessor, will classify the lease as finance lease and recognize a lease receivable at an amount equal to the net investment in the lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset or if the lease is a sublease, by reference to the ROU asset arising from the original lease (the “head lease”). A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset or the lease is a short-term lease. Cash received from an operating lease is included in other income in the Company’s consolidated statements of income on a straight-line basis over the period the lease.

The lease receivable is initially measure at the present value of the lease payments remaining at the lease commencement date, discounted at the interest rate implicit in the lease or the Company’s incremental borrowing rate if the sublease is a finance lease. The lease receivable is subsequently measured at amortized cost using the effective interest rate method, and reduced by the amount received and impairment losses, if any.

Recognition Exemptions

The Company has elected not to recognize the ROU asset and lease obligations for short-term leases that have a lease term of 12 months or less or for leases of low-value assets. Payments associated with these leases are recognized as general and administrative expense on a straight-line basis over the lease term on the consolidated statements of income.

(r)Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, which necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset. All other borrowing costs are expensed in the period in which they are incurred. No borrowing costs were capitalized in the periods presented.

(s)Share-based Payments

The Company makes share-based awards, including restricted share units (“RSUs”), performance share units (“PSUs”), and stock options, to employees, officers, directors, and consultants.

For equity-settled awards, the fair value is charged to the consolidated statements of income and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of RSUs and

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

PSUs is determined based on quoted market price of our common shares at the date of grant. The fair value of the stock options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the consolidated statements of income with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

(t)Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date and includes adjustments to tax payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

●	where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(u)Earnings per Share

Earnings per share are computed by dividing net income available to equity holders of the Company by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options and warrants, the number of additional shares for inclusion in diluted earnings per share calculations is determined by the options and warrants, whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options, RSUs, and repurchased from proceeds, is included in the calculation of diluted earnings per share.

(v)Financial Instruments

Initial recognition

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets

Subsequent measurement of financial assets depends on the classification of such assets.

●	Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

(i)	The objective of the business model is to hold the financial asset for the collection of the contractual cash flows; and
(ii)	All contractual cash flows represent only principal and interest on that principal.
(iii)	All other instruments are mandatorily measured at fair value.
●	Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate them, on instrument by instrument basis, as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Financial assets classified as amortized cost are measured at the amount of initial recognition minus principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any impairment loss allowance. Amortization or interest income from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company’s right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Impairment of financial assets carried at amortized cost

The Company recognizes a loss allowance for expected credit losses on its financial assets carried at amortized cost. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Subsequent measurement of financial liabilities

Financial liabilities classified as amortized cost are measured at the amount of initial recognition minus principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount. Amortization or interest expense using the effective interest method is included in finance costs.

Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.

The Company classifies its financial instruments as follows:

●	Financial assets classified as FVTPL: short-term investments – money market instruments, and other investments - equity investments designated as FVTPL and warrants;
●	Financial assets classified as FVTOCI: other investments - equity investments designated as FVTOCI;
●	Financial assets classified as amortized cost: cash and cash equivalents, short-term investments - bonds, trade and other receivables and due from related parties;
●	Financial liabilities classified as amortized cost: accounts payable and accrued liabilities, dividends payable, bank loan, customer deposits and due to related parties.

Derecognition of financial assets and financial liabilities

A financial asset is derecognized when:

●	The rights to receive cash flows from the asset have expired; or
●	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

Gains and losses on derecognition of equity investments designated as FVTOCI (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently transferred to profit or loss.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the consolidated statements of income.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(w)Government Assistance

Refundable mining exploration tax credits received from eligible mining exploration expenditures and other government grants received for project construction and development reduce the carrying amount of the related mineral rights and properties or plant and equipment assets. The depletion or depreciation of the related mineral rights and properties or plant and equipment assets is calculated based on the net amount.

Government subsidies as compensation for expenses already incurred are recognized in profit and loss during the period in which it becomes receivable.

(x)Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS® Accounting Standards requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these judgments and estimates are continuously evaluated and are based on management’s experience and best knowledge of relevant facts and circumstances, actual results may differ from these estimates.

The Company has made critical judgments in the following areas:

Capitalization of expenditures included in mineral rights and properties

Management has determined that those capitalized expenditures, including exploration and evaluation expenditures and development costs incurred at producing properties, have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit, including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits, whether to extend of the mine life, increase future production, or to provide access to a component of an ore body that will be mined in a future period.

Income taxes

Deferred tax assets and liabilities are determined based on difference between the financial statements carrying values of assets and liabilities and their respective income tax based and loss carried forward. Withholding tax are determined based on the earnings of foreign subsidiary distributed to the Company.

The recognition of deferred tax assets and the determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

other deferred tax assets. Changes in economic conditions, metal prices, and other factors could result in revision to the estimates of the benefits to be realized or the timing of utilization of the losses.

Functional currency

The determination of an entity’s functional currency often requires significant judgement where the primary economic environment in which the entity operates may not be clear. This can have a significant impact on the consolidated results based the foreign currency translation method of the Company.

Contingencies

Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal, tax or regulatory proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, we evaluate with our legal counsel the perceived merits of any legal, tax or regulatory proceedings, unasserted claims or actions. Also evaluated are the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets or liabilities are not recognized in the consolidated financial statements.

Consolidation of entities in which the Company holds less than a majority of voting rights

As at March 31, 2025, the Company owned 46.2% interest in New Infini and has evaluated and concluded that the Company has control over New Infini due to New Infini’s share structure, board composition and other related facts. Accordingly, it consolidates New Infini’s results from the date of acquisition.

Areas where critical accounting estimates have the most significant effect on the amounts recognized in the consolidated financial statements include:

Mineral Reserves and Mineral Resources estimates

Mineral reserves and mineral resources are estimated by qualified persons in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Changes in assumptions, including metal prices, production costs, recovery rate, and market conditions could result in mineral reserve and mineral resource estimate revision. Such change could impact depreciation and amortization rates, asset carrying value and the environmental and rehabilitation provision.

Impairment and impairment reversal of assets

Management applies significant judgement in assessing whether indicators of impairment or impairment reversal exist for an asset or group of assets which would necessitate impairment testing. Internal and external factors such as significant changes in the use of the asset, commodity prices, and interest rates are used in determining whether there are indicators.

Where an indicator of impairment and impairment reversal exists, a formal estimate of the recoverable amount is made, which is determined as the higher of FVLCTD and VIU.

The determination of FVLCTD and VIU requires management to make estimates and assumptions about expected production based on current estimates of recoverable metal, commodity prices, operating costs, taxes and export duties, inflation and foreign exchange,

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

salvage value, future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of income.

Valuation of inventory

Stockpiled ore, direct smelting ore, and concentrate inventories are valued at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of forecast sales price, recovery rates, grade, assumed contained metal in stockpiles and production and selling costs requires significant assumptions that may impact the stated value of our inventory and lead to changes in NRV. In determining the value of material and supplies inventory, we make estimates of the amounts to be used and realizable value through disposals or sales. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.

Environmental rehabilitation provision and the timing of expenditures

Environmental rehabilitation costs are a consequence of exploration activities and mining. The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimates of expenditures required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur over the life of the mine. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur over the life of the mine. Such estimates are subject to change based on change in laws and regulations and negotiations with regulatory authorities.

Fair value of the derivative on the convertible notes

Estimates were used in determining the fair value of the derivative on the convertible notes including subjective assumptions on expected price volatility, credit spread. Changes in these assumptions can materially affect the fair value estimate. The underlying assumptions used in the measurement of the derivative on convertible notes are disclosed in Note 18. The Company used judgement in concluding that the convertible notes are hybrid financial instruments as a result of the embedded derivative liability that is the equity conversion with issuer settlement options.

Business combinations or asset acquisitions

Assessing whether transactions undertaken during the reporting period represent business combinations or asset acquisitions in applying IFRS 3 Business Combinations. This distinction affects how assets and liabilities acquired are accounted for and the resulting financial statement impact.

For each acquisition, the Company evaluated whether the transaction met the definition of a business under IFRS 3. This involved assessing if the acquisition included (i) an integrated set of activities and assets, (ii) inputs, and (iii) processes that have the capability to create outputs. Where an acquired set of activities and assets did not meet the criteria of a business, the transaction was classified as an asset acquisition, and consideration paid was allocated to the identifiable net assets on a relative fair value basis.

The following key factors were considered:

●	Inputs and processes acquired: Whether the acquired assets included organized workflows, management processes, or a workforce capable of managing and producing outputs.
●	Control over critical processes: An assessment of whether the Group obtained control over processes that are critical to generating outputs.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

●	Synergies and strategic benefits: The extent to which the transaction provided synergies or additional strategic capabilities.

The application of this judgment has a material effect on the financial statements as it influences whether goodwill, deferred taxes are recognized and the accounting treatment for transaction costs.

3.	ACQUISITION OF CHAARAT ZAAV CJSC

In Fiscal 2026, the Company signed a Share Purchase Agreement with Chaarat Gold Holdings Limited (“Chaarat”) and a Cooperation Agreement with the National Investment Agency under the President of the Kyrgyz Republic (the “NIA”).

Pursuant to the Share Purchase agreement dated November 11, 2025 and the Supplemental Amendment deed to the Share Purchase Agreement dated December 24, 2025 (collectively the “SPA”), the Company’s wholly-owned subsidiaries, Fortune Gold Mining (H.K.) Limited (“FGHK”) and Wonder Success Limited (H.K.) (“WS”), agreed to acquire a 100% interest in ZAAV Holdings Limited (“ZHL”) and its wholly-owned subsidiary, Chaarat ZAAV CJSC (“ZAAV”) for a cash consideration of $92 million. ZAAV holds a 100% interest in a mining license (approximately 7 km²) hosting the Tulkubash and Kyzyltash deposits, as well as surrounding exploration licenses (27.42 km²) hosting the Karator and Ishakuld gold zones. Following the acquisition, FGHK and WS will hold 99.99% and 0.01% interest in ZAAV, respectively.

In addition, according to the SPA, after the Company’s acquisition of 100% interest in ZAAV via its subsidiaries FGHK and WS, the Company shall (1) allocate 30% of the interest in ZAAV to the NIA and (2) make payments in aggregate of $70M to the NIA when certain conditions are met. Details are prescribed in the Cooperation Agreement with the NIA dated January 16, 2026. Pursuant to the Cooperation Agreement:

●	The Company will carry out an internal restructuring to transfer 30% of ZAAV’s total outstanding shares from ZHL to WS and 70% of ZAAV’s total outstanding shares from ZHL to FGHK. WS will then transfer its 30% interest in ZAAV to an entity designated by the Kyrgyz Republic for nil consideration. After this transfer, ZAAV will operate as a joint venture company (the “JVC”) in which FGHK holds a 70% interest and the Kyrgyz Party holds a 30% free‑carried interest.
●	The $70 million payment to the NIA is payable in two stages: a payment of $60 million upon the Kyrgyz Government issuing a waiver of its statutory pre-emptive right on the Projects and extension of the JVC’s mining license validity period to 2062 and a payment of $10 million after the achievement of other milestones.

On January 27, 2026, the Company completed the acquisition of a 100% interest in ZAAV under the SPA with the $92 million payment made to Chaarat as the Kyrgyz government issued a waiver of its statutory pre-emptive right, and 100% of ZAAV’s common shares were transferred to FGHK and WS. Prior to the closing of the transaction, ZAAV’s intercompany balance payable to Chaarat was novated to the Company.

As of March 31, 2026, the $70 million payment to the NIA had not been made, and the 30% interest in ZAAV had not been transferred.

The $70 million payment meets the definition of a contingent liability under IAS 37. At the acquisition date, no present obligation exists as the triggering events are not wholly within the Company’s control. Therefore, the Company has disclosed a contingent liability of $70 million, which has not been recognized in the consolidated statement of financial position.

The transaction was accounted for as an asset acquisition. The purchase consideration was allocated to identifiable assets acquired on a relative fair value basis. Intragroup balances arising from the novation of shareholder loans were eliminated on consolidation and excluded from the cost of acquisition.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The table below summarizes the total acquisition costs incurred and their allocation to the assets acquired and liabilities assumed.

Consideration Paid
Cash consideration	$92,000
Transaction costs	2,460
Total acquisition costs to be allocated	$94,460

Total acquisition costs	$94,460
Cash acquired on acquisition	(247)
Non-cash settlement of pre-existing loan receivable	(2,517)
Net cash outflow	$91,696

Cost of assets and liabilities acquired
Cash and cash equivalents	$247
Mineral rights and properties	84,018
Property, plant and equipment	10,711
Accounts payable and accrued liabilities	(517)
Net assets acquired	$94,460

4.	SEGMENTED INFORMATION

An operating segment is defined as a component of the Company that:

●	Engages in business activities from which it may earn revenues or incur expenses;
●	Whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
●	For which discrete financial information is available.

The Company has organized its reportable and operating segments by significant revenue streams and geographic regions. The Company has determined that each producing mine and significant development property represents an operating segment, except Tulkubash and Kyzyltash projects are considered one operating segment. As of March 31, 2026, the Company’s significant operating segments include its two producing properties in China, two development and exploration projects in Ecuador and the Tulkubash/Kyzyltash development and exploration project in Kyrgyz Republic. “Other” consists primarily of the Company’s corporate assets, other development and exploration properties, and corporate expenses which are not allocated to operating segments.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a)Segmented information for operating results is as follows:

	Year ended March 31, 2026
	China		Ecuador		Kyrgyzstan
	Ying Mining				Tulkubash/
Statements of (Loss) Income	District	GC Mine	El Domo	Condor	Kyzyltash	Other	Total
Revenue	$399,238	$38,897	$—	$—	$—	$—	$438,135
Costs of mine operations	(159,110)	(25,248)	—	(69)	—	—	(184,427)
Income from mine operations	240,128	13,649	—	(69)	—	—	253,708

Other operating and investment items	(4,479)	(29)	(1,046)	(114)	108	(166,077)	(171,637)
Finance items, net	2,114	405	(951)	27	1	(3,252)	(1,656)
Income tax expenses	(39,118)	(2,308)	—	(8)	—	(6,059)	(47,493)
Net income (loss)	$198,645	$11,717	$(1,997)	$(164)	$109	$(175,388)	$32,922

Attributable to:
Equity holders of the Company	155,125	11,600	(1,752)	(163)	109	(174,863)	(9,944)
Non-controlling interest	43,520	117	(245)	(1)	—	(525)	42,866
Net income (loss)	$198,645	$11,717	$(1,997)	$(164)	$109	$(175,388)	$32,922

	Year Ended March 31, 2025
	China		Ecuador		Kyrgyzstan
	Ying Mining				Tulkubash/
Statements of (Loss) Income	District	GC Mine	El Domo	Condor	Kyzyltash	Other	Total
Revenue	$263,515	$35,380	$—	$—	$—	$—	$298,895
Costs of mine operations	(149,462)	(24,117)	(1,033)	(316)	—	(416)	(175,344)
Income (loss) from mine operations	114,053	11,263	(1,033)	(316)	—	(416)	123,551

Operating (expenses) income	(2,748)	(90)	46	(6)	—	(17,601)	(20,399)
Finance items, net	1,704	297	(217)	3	—	18	1,805
Income tax expenses	(18,418)	(2,983)	—	—	—	(4,787)	(26,188)
Net income (loss)	$94,591	$8,487	$(1,204)	$(319)	$—	$(22,786)	$78,769

Attributable to:
Equity holders of the Company	73,771	8,402	(903)	(315)	—	(22,765)	58,190
Non-controlling interest	20,820	85	(301)	(4)	—	(21)	20,579
Net income (loss)	$94,591	$8,487	$(1,204)	$(319)	$—	$(22,786)	$78,769

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)Segmented information for assets and liabilities is as follows:

	China		Ecuador		Kyrgyzstan
	Ying Mining				Tulkubash/
As at March 31, 2026	District	GC Mine	El Domo	Condor	Kyzyltash	Other	Total
Current assets	$232,145	$31,867	$19,420	$528	$18,590	$140,890	$443,441
Long-term prepaids and deposits	2,583	282	7,885	—	—	2,674	13,424
Reclamation deposits	1,335	3,110	—	—	—	123	4,568
Other investments	—	—	—	—	—	54,243	54,243
Investment in associates	—	—	—	—	—	54,641	54,641
Investment properties	487	—	—	—	—	—	487
Plant and equipment	80,762	12,388	658	323	10,648	3,731	108,510
Mineral rights and properties	342,944	43,886	253,974	29,194	84,268	25,464	779,730
Long-term receivables	—	—	5,183	—	—	—	5,183
Total Assets	$660,256	$91,533	$287,121	$30,045	$113,507	$281,766	$1,464,227
Current liabilities	$97,069	$8,652	$11,094	$255	$396	$6,514	$123,980
Long-term portion of lease obligation	—	—	132	—	—	750	882
Long-term portion of convertible debenture	—	—	—	—	—	115,156	115,156
Long term deposit	—	—	44,896	—	—	—	44,896
Deferred income tax liabilities	57,626	4,390	—	—	—	1,032	63,048
Environmental rehabilitation	7,522	2,058	—	—	—	1,016	10,596
Total liabilities	$162,217	$15,100	$56,122	$255	$396	$124,468	$358,558
Non-controlling interests	$122,043	$(27)	$41,808	$(403)	$—	$1,242	$164,663

	China		Ecuador		Kyrgyzstan
	Ying Mining				Tulkubash/
As at March 31, 2025	District	GC Mine	El Domo	Condor	Kyzyltash	Other	Total
Current assets	$132,782	$17,376	$27,021	$1,704	$—	$208,038	$386,921
Long-term prepaids and deposits	1,782	225	—	—	—	92	2,099
Reclamation deposits	1,183	3,073	—	—	—	7	4,263
Other investments	—	—	—	—	—	17,277	17,277
Investment in associates	—	—	—	—	—	46,016	46,016
Investment properties	511	—	—	—	—	—	511
Plant and equipment	76,248	12,600	499	133	—	4,313	93,793
Mineral rights and properties	294,310	38,321	208,180	26,220	—	19,951	586,982
Long-term receivables	—	—	1,079	—	—	—	1,079
Total Assets	$506,816	$71,595	$236,779	$28,057	$—	$295,694	$1,138,941
Current liabilities	$59,624	$5,858	$4,121	$180	$—	$6,779	$76,562
Long-term portion of lease obligation	—	—	182	—	—	871	1,053
Long-term portion of convertible debenture	—	—	—	—	—	108,193	108,193
Derivative liabilities	—	—	—	—	—	50,768	50,768
Deferred income tax liabilities	53,076	2,925	—	—	—	3,337	59,338
Environmental rehabilitation	7,212	1,480	—	—	947	9,639
Total liabilities	$119,912	$10,263	$4,303	$180	$—	$170,895	$305,553
Non-controlling interests	$98,104	$(179)	$31,327	$(403)	$—	$1,811	$130,660

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)Sales by metal

The sales generated for the year ended March 31, 2026 and 2025 were all earned in China and were comprised of:

	Year Ended March 31, 2026
	Ying Mining District	GC	Total
Silver	$301,680	$14,711	$316,391
Gold	31,493	—	31,493
Lead	52,743	4,730	57,473
Zinc	7,320	15,635	22,955
Other	6,002	3,821	9,823
	$399,238	$38,897	$438,135

	Year Ended March 31, 2025
	Ying Mining District	GC	Total
Silver	$175,932	$10,824	$186,756
Gold	17,816	—	17,816
Lead	54,794	5,220	60,014
Zinc	9,610	16,413	26,023
Other	5,363	2,923	8,286
	$263,515	$35,380	$298,895

(d)Major customers

Revenue from major customers is summarized as follows:

	Year Ended March 31, 2026
				Percentage of total
Customers	Ying Mining District	GC	Total	revenue
Customer D	87,277	843	88,120	20%
Customer B	$85,946	$499	$86,445	20%
Customer A	80,204	—	80,204	18%
Customer C	51,449	2,029	53,478	12%
Customer F	29,513	—	29,513	7%
	$334,389	$3,371	$337,760	77%

	Year Ended March 31, 2025
				Percentage of total
Customers	Ying Mining District	GC	Total	revenue
Customer A	$76,094	$—	$76,094	25%
Customer B	70,266	538	70,804	24%
Customer C	40,433	3,375	43,808	15%
Customer D	37,992	—	37,992	13%
Customer E	18,284	—	18,284	6%
	$243,069	$3,913	$246,982	83%

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

5.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Year Ended March 31,
	2026	2025
Government fees	$97	$74
Mineral rights royalty	7,404	12,761
Other taxes	4,834	3,174
	$12,335	$16,009

Government fees include environmental protection fees paid to the state and local Chinese government. Mineral right royalty was paid or payable to the local Chinese government pursuant to the guideline of “Measure for the Levy of Mining Rights Transfer Royalty” implemented by the Province of Henan, China in 2024. It is calculated based on certain percentages of revenue arising from the mineral resources that had not yet been compensated to the local government.

Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

6.	GENERAL AND ADMINISTRATIVE

General and administrative expenses related to mining operations consist of:

	Years Ended March 31,
	2026	2025
Amortization and depreciation	$972	$1,152
Office administrative expenses	2,452	3,735
Professional fees	374	536
Salaries and benefits	8,291	7,176
	$12,089	$12,599

General and administrative expenses related to corporate operations consist of:

	Years Ended March 31,
	2026	2025
Amortization and depreciation	$773	$660
Office administrative expenses	2,229	2,432
Professional fees	2,092	1,400
Salaries and benefits	11,647	9,381
Share-based compensation	4,125	3,692
	$20,866	$17,565

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

7.	FINANCE ITEMS

Finance items consist of:

	Years Ended March 31,
Finance income	2026	2025
Interest income	$11,895	$8,518

	Years Ended March 31,
Finance costs	2026	2025
Interest on lease obligation	$157	$126
Interest on convertible notes	12,178	4,707
Accretion of long-term deposit	1,021	—
Issuance costs of convertible notes allocated to derivative liabilities	—	1,741
Accretion of environmental rehabilitation liabilities	195	139
	$13,551	$6,713

The total interest accretion on the convertible notes during the year ended March 31, 2026 was $12.18 million net of $1.91 million capitalized and recorded as mineral rights and properties as part of the development expenditures of the El Domo Project.

8.	INCOME TAX
(a)	Income tax expense

The significant components of income tax expense are as follows:

	Years ended March 31,
Income tax expense	2026	2025
Current	$46,844	$17,713
Deferred	649	8,475
	$47,493	$26,188

The reconciliation of the Canadian statutory income tax rates to the effective tax rate is as follows:

	Years ended March 31,
	2026	2025
Reported income before income taxes	$80,421	$104,957
Canadian statutory income tax rate	27%	27%
Income tax expense computed at Canadian statutory income tax rate	21,714	28,338
Impact from differences between foreign tax rates and Canadian statutory tax rate	(31,702)	(6,697)
Impact from permanent items	(52)	(319)
Withholding taxes	8,410	2,419
Change in unrecognized deferred tax assets	49,123	2,447
Income tax expenses	$47,493	26,188

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Deferred income tax

The continuity of deferred income tax liabilities is summarized as follows:

	Years ended March 31,
	2026	2025
Deferred income tax liabilities, beginning of the year	$(59,338)	$(51,108)
Deferred income tax expense recognized	(649)	(8,475)
Foreign exchange impact	(3,061)	245
Deferred income tax liabilities, end of the year	$(63,048)	$(59,338)

The significant components of the Company’s deferred income tax are as follows:

As at	March 31, 2026	March 31, 2025
Deferred income tax assets
Plant and equipment	$17,054	$15,154
Non-capital loss carry forwards	—	133
Environmental rehabilitation	2,625	2,410
Unrealized loss on investments	544	517
Other deductible temporary difference	950	63
Total deferred income tax assets	21,173	18,277

Deferred income tax liabilities
Plant and equipment	—	—
Mineral rights and properties	(83,838)	(75,188)
Unrealized gain on investments	—	—
Other taxable temporary difference	(383)	(2,427)
Total deferred income tax liabilities	(84,221)	(77,615)

Net deferred income tax liabilities	$(63,048)	$(59,338)

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

As at	March 31, 2026	March 31, 2025
Non-capital loss carry forward	$53,963	$50,891
Plant and equipment	2,161	4,790
Mineral rights and properties	(3,857)	892
Other deductible temporary difference	(3,847)	17,523
	$48,420	$74,096

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at March 31, 2026, the Company has the following net operating losses, expiring in various years and available to offset future taxable income in Canada, Ecuador and China, respectively.

Year expired	Canada	China	Ecuador	Other	Total
2025	—	—	1,329	—	1,329
2026	—	1,243	2,119	—	3,362
2027	—	1,202	1,778	—	2,980
2028	1,054	1,908	46,704	—	49,666
2029	1,053	2,258	8,879	—	12,190
2030	6,113	—	—	—	6,113
2031	8,868	—	—	206	9,074
2032	9,127	—	—	26	9,153
2033	7,173	—	—	39	7,212
2034 and after	103,487	—	—	740	104,227
Total	$136,875	$6,611	$60,809	$1,011	$205,306

As at March 31, 2026, temporary differences of $362.1 million (March 31, 2025 - $272.0 million) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

9.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

As at	March 31, 2026	March 31, 2025
Bonds, defaulted and measured at fair value	$322	$316
Money market instruments	24	4,762
	$346	$5,078

During the year ended March 31, 2026, the Company recognized gain on the bond investment of $0.006 million (March 31 2025 - $nil), which are included in the gain on investment in the consolidated statements of (loss) income.

10.	INVENTORIES

Inventories consist of the following:

As at	March 31, 2026	March 31, 2025
Concentrate inventory	$1,810	$1,800
Ore stockpile	3,119	2,553
Material and supplies	4,564	3,675
	$9,493	$8,028

The amount of inventories recognized as expense during the year ended March 31, 2026 was $150.5 million (March 31, 2025 - $139.4 million).

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

11.	LONG-TERM PREPAIDS AND DEPOSITS

Long-term prepaids and deposits consists of the following:

As at		March 31, 2026	March 31, 2025
Advances to contractors	(i)	10,463	—
Prepaid expenses	(ii)	2,961	2,099
		13,424	2,099
(i)	The Company periodically advances funds to contractors engaged to support the construction of the El Domo project. As of March 31, 2026, the Company had $10.5 million (March 31, 2025 - $nil) of outstanding advances to contractors. These advances are classified as non‑current assets because the related services are expected to be performed, and the advances will be recovered or applied against invoices, over a period extending beyond twelve months from the balance sheet date. The funds advanced are held interest‑free for varying periods. They may be recovered by the Company through partial reductions of ongoing invoices, application against final project invoices, or refunded upon completion of the contracted services.
(ii)	Prepaid expenses represent amounts paid in advance for goods or services that the Company will receive or consume in future reporting periods. They consist of advance payments for software licences, maintenance contracts, and other operating costs that provide economic benefits over time. As at March 31, 2026, the carrying amount of prepaid expenses is $3.0 million (March 31, 2025 - $2.1 million).
12.	OTHER INVESTMENTS

As at	March 31, 2026	March 31, 2025
Investments designated as FVTOCI
Public companies	$2,808	$1,334
Investments designated as FVTPL
Public companies	48,901	13,409
Private companies	2,534	2,534
	51,435	15,943
Total	$54,243	$17,277

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investments held for trading are classified as FVTPL. For other investments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI. The continuity of such investments is as follows:

			Accumulated fair value
		Accumulated fair value	change included in
	Fair Value	change included in OCI	profit and loss
As at April 1, 2024	$46,254	$(25,715)	$10,459
Gain on equity investments designated as FVTOCI	5	5	—
Gain on equity investments designated as FVTPL	12,451	—	12,451
Acquisition	20,953	—	—
Disposal	(36,289)	—	—
Transferred upon acquisition of Adventus	(25,727)	—	—
Impact of foreign currency translation	(370)	—	—
As at March 31, 2025	$17,277	$(25,710)	$22,910
Gain on equity investments designated as FVTOCI	1,517	1,517	—
Gain on equity investments designated as FVTPL	33,670	—	33,670
Acquisition	2,040	—	—
Disposal	(740)	12	—
Impact of foreign currency translation	479	—	—
As at March 31, 2026	$54,243	$(24,181)	$56,580

13.	INVESTMENT IN ASSOCIATES
(a)Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

The Company records a gain or loss on the decrease in interest while an investment continues to be classified as an associate. A gain or loss on the dilution of the Company’s investment in associates is calculated as the difference between Company’s ownership interest in the consideration received by the investee for the subscription of the new shares and the reduction in ownership interest in the previous carrying amount.

On October 21, 2025, NUAG completed a bought deal financing, issuing a total of 11,385,000 common shares. The Company participated in this bought deal and acquired an additional 3,083,536 common shares of NUAG for a cost of approximately $7.8 million. As a result, the Company’s ownership in NUAG increased to 27.99% and has recognized a dilution loss of $0.3 million in the consolidated statements of income.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

			Value of NUAG’s
			common shares per
	Number of shares	Amount	quoted market price
As at April 1, 2024	46,904,706	$47,080	$63,693
Purchase from open market	2,995	4	—
Share of net loss	—	(1,188)	—
Share of other comprehensive loss	—	(789)	—
Foreign exchange impact	—	169	—
As at March 31, 2025	46,907,701	$45,276	$51,598
Participation in bought deal	3,083,536	7,807	—
Purchase from open market	1,435,751	1,496	—
Dilution loss	—	(285)	—
Share of net loss	—	(1,147)	—
Share of other comprehensive income	—	353	—
As at March 31, 2026	51,426,988	$53,500	$212,908

As at March 31, 2026, the Company owned 51,426,988 common shares of NUAG (March 31, 2025 – 46,907,701), representing an ownership interest of 27.84% (March 31, 2025 – 27.31%).

(b)	Investment in Tincorp Metals Inc.

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). TIN is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

The summary of the investment in TIN common shares and its market value as at the respective reporting dates are as follows:

			Value of TIN’s common
			shares per quoted
	Number of shares	Amount	market price
As at April 1, 2024	19,864,285	$2,346	$2,346
Share of net loss from TIN, net of impairment adjustments	—	(1,618)	—
Share of other comprehensive income	—	5	—
Foreign exchange impact	—	7	—
As at March 31, 2025	19,864,285	$740	$2,073
Participation in private placement	874,413	79	—
Share of net income from TIN	—	615	—
Foreign exchange impact	—	(293)	—
As at March 31, 2026	$20,738,698	$1,141	$7,439

As at March 31, 2026, the Company owned 20,738,698 common shares of TIN (March 31, 2025 – 19,864,285), representing an ownership interest of 29.15% (March 31, 2025 – 29.15%).

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

14.	DEPOSITS RECEIVED

The Company receives prepayments from customers prior to delivering metal concentrates. These amounts are recorded as a contract liability and are not recognized as revenue until the metal concentrates are delivered and title transfers to the customer. These amounts are classified as current liabilities, as the Company expects to deliver the related metal concentrates within its normal operating cycle, which is less than 12 months. As of March 31, 2026, amounts received in advance of delivery of metal concentrates to customers amount to $20,888 (March 31, 2025 - $7,264).

15.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office			Construction in
	and building	equipment	Machinery	Motor vehicles	progress	Total
Cost
As at April 1, 2024	$108,809	$11,464	$34,423	$7,577	$12,193	$174,466
Additions	356	896	2,316	439	19,233	23,240
Acquisition of Adventus	—	51	347	125	—	523
Disposals	(242)	(135)	(751)	(335)	—	(1,463)
Reclassification of asset groups	23,983	361	3,347	—	(27,691)	—
Transfer to investment properties	(121)	—	—	—	—	(121)
Impact of foreign currency translation	(607)	(49)	(171)	(31)	(9)	(867)
As at March 31, 2025	$132,178	$12,588	$39,511	$7,775	$3,726	$195,778
Additions	2,087	781	821	1,249	4,816	9,754
Acquisition of ZAAV	2,250	55	160	104	8,142	10,711
Disposals	(526)	(843)	(872)	(459)	—	(2,700)
Reclassification of asset groups	2,350	38	1,319	—	(3,707)	—
Transfer to investment properties	—	—	—	—	—	—
Impact of foreign currency translation	6,855	614	2,091	413	226	10,199
As at March 31, 2026	$145,194	$13,233	$43,030	$9,082	$13,203	$223,742
Accumulated amortization and impairment
As at April 1, 2024	$(57,541)	$(7,641)	$(24,009)	$(5,377)	$—	$(94,568)
Disposals	121	100	366	307	—	894
Transfer to investment property	27	—	—	—	—	27
Depreciation and amortization	(4,675)	(1,007)	(2,413)	(652)	—	(8,747)
Impact of foreign currency translation	245	29	111	24	—	409
As at March 31, 2025	$(61,823)	$(8,519)	$(25,945)	$(5,698)	$—	$(101,985)
Disposals	494	825	705	430	—	2,454
Depreciation and amortization	(5,699)	(1,060)	(2,792)	(719)	—	(10,270)
Impact of foreign currency translation	(3,282)	(417)	(1,427)	(305)	—	(5,431)
As at March 31, 2026	$(70,310)	$(9,171)	$(29,459)	$(6,292)	$—	$(115,232)
Carrying amounts
As at March 31, 2025	$70,355	$4,069	$13,566	$2,077	$3,726	$93,793
As at March 31, 2026	$74,884	$4,062	$13,571	$2,790	$13,203	$108,510

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

16.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

As at	March 31, 2026	March 31, 2025
Producing mineral properties	$386,830	$332,631
Non-producing mineral properties	392,900	254,351
	$779,730	$586,982

Producing properties	Ying Mining District	GC	Total
Carrying values
As at April 1, 2024	$426,560	$120,557	$547,117
Capitalized expenditures	48,210	6,122	54,332
Environmental rehabilitation	3,896	33	3,929
Foreign currency translation impact	(2,014)	(520)	(2,534)
As at March 31, 2025	$476,652	$126,192	$602,844
Capitalized expenditures	56,133	5,958	62,091
Environmental rehabilitation	796	—	796
Foreign currency translation impact	26,466	6,681	33,147
Balance as at March 31, 2026	$560,047	$138,831	$698,878
Accumulated depletion and impairment
As at April 1, 2024	$(161,657)	$(86,148)	$(247,805)
Depletion	(21,464)	(2,082)	(23,546)
Foreign currency translation impact	779	359	1,138
As at March 31, 2025	$(182,342)	$(87,871)	$(270,213)
Depletion	(24,549)	(2,482)	(27,031)
Foreign currency translation impact	(10,212)	(4,592)	(14,804)
Balance as at March 31, 2026	$(217,103)	$(94,945)	$(312,048)
Carrying values
Balance as at March 31, 2025	$294,310	$38,321	$332,631
Balance as at March 31, 2026	$342,944	$43,886	$386,830

					Tulkubash/
Non-producing properties	BYP	Kuanping	El Domo	Condor	Kyzyltash	Total
Carrying values
As at April 1, 2024	$6,636	$12,885	$—	$—	$—	$19,521
Acquisition	—	—	201,014	24,945	—	225,959
Capitalized expenditures	—	543	7,166	1,275	—	8,984
Environmental rehabilitation	(26)	—	—	—	—	(26)
Foreign currency translation impact	(30)	(57)	—	—	—	(87)
As at March 31, 2025	$6,580	$13,371	$208,180	$26,220	$—	$254,351
Acquisition	—	—	—	—	84,018	84,018
Capitalized expenditures	—	4,346	45,794	2,974	250	53,364
Foreign currency translation impact	339	828	—	—	—	1,167
Balance as at March 31, 2026	$6,919	$18,545	$253,974	$29,194	$84,268	$392,900

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The Company acquired the El Domo Project and the Condor Project through the acquisition of Adventus on July 31, 2024.

In June 2024, an action seeking to void the environmental license of the El Domo Project was brought in local court in Las Naves Canton, Bolívar Province, Ecuador (the “Court”) by a group of plaintiffs alleging defects in the environmental consultation process for the El Domo Project. The Court rejected the litigation on July 24, 2024 ruling that the Ecuadorean government correctly discharged its environmental consultation obligations prior to issuing an environmental license for the El Domo Project. The plaintiffs filed an appeal (the “Appeal”) to the provincial court, and the Appeal was heard by the provincial court of Bolívar Province on October 17, 2024, and was dismissed by the provincial court on November 12, 2024, affirming the lower court decision that the Ministry of Environment, Water, and Ecological Transition of Ecuador (“MAATE”) correctly discharged its environmental consultation obligations prior to issuing an environmental license of the El Domo Project. The plaintiffs subsequently filed an Extraordinary Protection Action (EPA) before the Constitutional Court of Ecuador. On February 26, 2025, the Constitutional Court issued a decision declining to admit the EPA. On March 3, 2025, the plaintiffs filed a motion for clarification. A clarification motion may proceed where disputed issues have not been fully resolved. On July 24, 2025, the Constitutional Court issued a decision rejecting the clarification motion.

17.	LONG-TERM DEPOSITS

The Company has a precious metals purchase agreement (“PMPA”) with Wheaton Precious Metals International Ltd. (“Wheaton”) for the construction of the El Domo project. Under the PMPA, Wheaton has agreed to provide a deposit of $175.5 million, payable in stages including an early deposit payment and up to four construction payments, each subject to the satisfaction of specific conditions precedent detailed in the agreement.

In exchange, the Company has agreed to sell, and Wheaton has agreed to purchase, a percentage of the refined gold and refined silver produced from the El Domo project, as defined in the agreement. The percentage is 50% for gold and 75% for silver until cumulative deliveries reach 145,000 ounces of gold and 4,600,000 ounces of silver, after which the percentage reduces to 33% for gold and 50% for silver.

The Company is obligated to sell and deliver the metal to Wheaton by crediting a designated metal account. Wheaton will pay a purchase price for each ounce delivered. Prior to the notional deposit balance being fully credited, the purchase price equals the prevailing market price, of which 18% (the “Production Payment”) is paid in cash and the balance is applied to reduce the deposit. After the deposit balance is fully credited, Wheaton pays a cash amount equal to 22% of the market price.

The Company accounts for the PMPA under IFRS 15. The upfront deposit is recorded as a contract liability. Management has determined the deposit contains a significant financing component due to the significant timing difference between receiving the deposit and the commencement of metal deliveries. Accordingly, the liability is accreted over time, with the accretion recorded as finance costs. Revenue, equivalent to the Production Payment, is recognized when control of the metal transfers to Wheaton upon delivery, at which point a corresponding portion of the contract liability is derecognized.

In October 2025, the Company received the first installment of $43.88 million under the PMPA. For the year ended March 31, 2026, the Company recorded interest expense of $1.02 million related to the accretion of the significant financing component. As of March 31, 2026, the carrying amount of the contract liability related to the Wheaton PMPA was $44.90 million.

18.	CONVERTIBLE NOTES

On November 25, 2024, the Company issued the unsecured Convertible Senior Notes (“Convertible Notes”) and received gross proceeds of $150 million, before transaction costs of $6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025.

Holders of the Convertible Notes may convert all or any portion of their Convertible Notes, in multiples of $1,000 principal amount, at the option of the holder on or after September 15, 2029 (the “Free Conversion Date”) until the close of business on the second

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

scheduled trading day immediately preceding the maturity date. Prior to the Free Conversion Date, the holders may elect to convert their Convertible Notes only if circumstances and fundamental changes occur as described in the convertible notes, including:

●	A change in control where a person or group becomes the beneficial owner of more than 50% of our voting stock, or gains the power to elect a majority of our board of directors.
●	The consummation of significant transactions such as certain mergers or consolidations pursuant to which our common shares will be converted or exchanged for cash, securities or other property, or sales of substantially all our assets that change the corporate structure or ownership.
●	Approval by our shareholders of any plan for liquidation or dissolution.
●	During any calendar quarter commencing after the calendar quarter ended on March 31, 2025 (and only during such calendar quarter), if the last reported sale price of the shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

The initial conversion rate is 216.0761 shares per $1,000 principal amount of the Convertible Notes (equivalent to an initial conversion price of approximately $4.628 per share), subject to adjustments as described in the Convertible Notes.

Prior to December 20, 2027, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after December 20, 2027, and until maturity, the Company may redeem all or part of the Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the Convertible Notes to be redeemed. In the event of a fundamental change, the Company is required to offer to purchase its outstanding Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders.

Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, common shares or a combination thereof. As a result of the Company’s right to elect to settle the conversion in cash or shares, the conversion feature represents a derivative liability which is accounted for initially and subsequently at fair value through profit or loss. The host debt contract is accounted for at amortized cost. Of the gross proceeds of $150 million, $39.1 million was allocated to the derivative liability component first, representing the fair value on November 25, 2024, the residual value of $110.9 million was allocated to the host loan. Transaction costs of $4.9 million associated with the host loan were capitalized to the liability whereas transaction costs of $1.7 million associated with the embedded derivative liability were expensed in the condensed consolidated statements of (loss) income. The $105.9 million net amount allocated to the host loan will be accreted to the face value of the Convertible Notes over the term to maturity using the effective interest method with an effective interest rate of 12.6%. There are no financial covenants associated with the Convertible Notes.

On March 18, 2026, the Company entered into a supplemental indenture to the Convertible Notes to remove the Company’s option to settle conversions of the Convertible Notes in cash. Following this amendment, upon conversion, the Company is required to settle the principal amount of the Notes exclusively through the issuance of common shares.

The Company assessed whether the contractual changes to the Convertible Notes resulted in the Notes being substantially modified and thus whether the Company should derecognize the Convertible Notes. The amendment did not result in a substantial modification of the financial liability under IFRS 9. However, given the contractual changes, the Company reassessed the classification of the embedded conversion feature. The Company concluded that the removal of the cash settlement alternative now causes the conversion option to meet the “fixed-for-fixed” condition under IAS 32, and thus the conversion feature is no longer accounted for as a derivative liability and instead meets the definition of equity. Accordingly, on the amendment date, the derivative liability was

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

remeasured to its fair value, and that fair value was derecognized from financial liabilities and reclassified to equity. No gain or loss was recognized in profit or loss as a result of the reclassification.

The following key inputs and assumptions were used when determining the value of the embedded derivative liability:

	March 18, 2026	March 31, 2025
Share Price:	10.06	3.87
Credit spread (basis points):	295	559
Risk free rate:	3.53%	3.66%
Volatility:	65%	42%
Dividend yield:	0.25%	0.65%

The continuity of the host liability and embedded derivative liability is as follows:

	Host liability	Derivative liability	Total
Balance as at April 1, 2024
Issuance	$110,880	$39,120	$150,000
Allocated transaction costs	(4,935)	—	(4,935)
Interest accretion	4,708	—	4,708
Changes on fair value estimate	—	9,908	9,908
Balance as at March 31, 2025	110,653	49,028	159,681
Interest accretion	$14,093	$—	$14,093
Interest payment	(7,521)	—	(7,521)
Change on fair value estimate	—	174,900	174,900
Reclassify to equity	—	(223,928)	(223,928)
Balance as at March 31, 2026	$117,225	$—	$117,225
Presentation
Current liability	2,069	—	2,069
Non-current liability	115,156	—	115,156
Total	$117,225	$—	$117,225

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

19.	LEASES

The following table summarizes changes in the Company’s lease obligation related to the Company’s office lease.

Lease Obligations
Balance, April 1, 2024	$1,315
Addition	283
Interest accrual	125
Interest received or paid	(125)
Lease repayment	(271)
Foreign exchange impact	4
Balance, March 31, 2025	$1,331
Addition	—
Change due to lease modifications	59
Interest accrual	99
Interest paid	(99)
Lease repayment	(258)
Foreign exchange impact	36
Balance, March 31, 2026	$1,168
Less: current portion	286
Non-current portion	$882

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease obligation as at March 31, 2026:

Lease Obligations
Within 1 year	$330
Between 2 to 5 years	$1,026
Over 5 years	—
Total undiscounted amount	1,356
Less future interest	(188)
Total discounted amount	$1,168
Less: current portion	286
Non-current portion	$882

The lease obligations were discounted at discount rates ranging from 7.0% to 15.6% as at March 31, 2026 (March 31, 2025 - 7.0% to 15.6%).

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

20.	ENVIRONMENTAL REHABILITATION OBLIGATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, March 31, 2024	$6,442
Reclamation expenditures	(819)
Unwinding of discount of environmental rehabilitation	139
Addition to provision	1,175
Revision of provision	2,728
Foreign exchange impact	(26)
Balance, March 31, 2025	$9,639
Reclamation expenditures	(1,131)
Unwinding of discount of environmental rehabilitation	194
Revision of provision	1,403
Foreign exchange impact	491
Balance, March 31, 2026	$10,596

As at March 31, 2026, the total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $14.1 million (March 31, 2025 - $12.8 million), which has been discounted using an average discount rate of 1.98% (March 31, 2025 – 1.94%).

During the year ended March 31, 2026, the Company incurred actual reclamation expenditures of $1.1 million (March 31, 2025 - $0.8 million), paid reclamation deposit of $0.7 million (March 31, 2025 - $0.1 million) and received $0.6 million reclamation deposit refund (March 31, 2025 - $0.2 million).

Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated.

21.	SHARE CAPITAL
(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at March 31, 2026 were fully paid.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the year ended March 31, 2026, a total of $4.1 million (March 31, 2025 - $3.7 million) in share-based compensation expense was recognized and included in the corporate general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of (loss) income.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(i)	Stock options

The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of options	share in CAD
Balance, April 1, 2024	1,327,001	$6.02
Options granted	330,000	4.41
Replacement options issued upon Adventus Acquisition	1,766,721	5.71
Options exercised	(934,222)	3.85
Options cancelled/forfeited	(38,334)	6.30
Option expired	(171,186)	9.17
Balance, March 31, 2025	2,279,980	$6.20
Options granted	307,500	5.63
Options exercised	(541,505)	4.98
Options cancelled/forfeited	(771,701)	7.15
Option expired	(465,000)	8.16
Balance, March 31, 2026	809,274	$4.77

The following table summarizes information about stock options outstanding as at March 31, 2026:

		Number of options	Weighted average	Number of options
		outstanding at	remaining contractual	exercisable at	Weighted average
Exercise price in CAD		March 31, 2026	life (Years)	March 31, 2026	exercise price in CAD
	$7.49	20,060	0.65	20,060	$7.49
	3.93	160,000	1.07	160,000	3.93
	3.65	12,444	1.65	12,444	3.65
	4.08	60,000	1.90	60,000	4.08
	2.67	18,270	2.83	18,270	2.67
	4.41	245,667	3.00	90,667	4.41
	5.07	254,500	4.03	31,583	5.07
	4.83	8,333	4.10	—	—
	10.85	30,000	4.69	—	—
	$2.67 to $10.85	809,274	2.85	393,024	$4.27

The options exercisable at March 31, 2026 have a weighted average exercise price of CAD$4.27 (March 31, 2025 - CAD$6.54).

The fair value of stock options granted during the year ended March 31, 2026 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Year ended March 31, 2026
Risk free interest rate (%)	2.64
Expected life of option (years)	2.75
Expected volatility (%)	48.73
Expected dividend yield (%)	0.67
Estimated forfeiture rate (%)	9.74
Weighted average share price at date of grant (in CAD)	5.63

Subsequent to March 31, 2026, a total of 27,501 options with a weighted average exercise price of CAD$4.75 were exercised.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(ii)	Share purchase warrants

The following is a summary of share purchase warrant transactions:

		Weighted average exercise
	Number of warrants	price in CAD
Balance, April 1, 2024	—	$—
Warrants issued upon Adventus acquisition	2,787,020	5.46
Warrants exercised	(29,607)	6.47
Warrants expired	(1,387,164)	6.47
Balance, March 31, 2025	1,370,249	4.41
Warrants exercised	(1,370,249)	4.41
Balance, March 31, 2026	—	—

In October 2024, the corporate office changed its functional currency from CAD to USD. As a result, the CAD denominated warrants became derivative liability. The Company reclassified the warrants from equity to derivative liabilities at their fair value, the difference between the fair value of the warrants and the carrying value was recognized in equity upon reclassification. All warrants were exercised during the year ended March 31, 2026.

Amount
Initial recognition on October 1, 2024	$2,771
Value of warrants exercised	(11)
Change in fair value	(897)
Foreign exchange impact	(123)
Balance, March 31, 2025	$1,740
Value of warrants exercised	(5,403)
Change in fair value	3,644
Foreign exchange impact	19
Balance, March 31, 2026	—

(iii)	RSUs

The following is a summary of RSUs transactions:

		Weighted average grant
		date closing price per
	Number of units	share CAD
Balance, April 1, 2024	2,140,250	$5.23
Granted	1,044,750	4.41
Forfeited	(45,167)	4.64
Distributed	(941,960)	5.87
Balance, March 31, 2025	2,197,873	$4.58
Granted	1,210,500	5.22
Forfeited	(1,262,831)	4.61
Distributed	(89,333)	4.87
Balance, March 31, 2026	2,056,209	$4.93

During the year ended March 31, 2026, a total of 1,210,500 RSUs (March 31, 2025 - 1,044,750 RSUs) were granted to directors, officers, and employees of the Company at grant date closing prices of CAD $5.22 (March 31, 2025 - CAD$4.41) per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Subsequent to March 31, 2026, a total of 809,500 RSUs were granted to directors, officers, and employees of the Company subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.

Subsequent to March 31, 2026, a total of 235,790 RSUs were distributed, and a total of 113,333 RSUs were forfeited.

(c)	Cash dividends declared

During the year ended March 31, 2026, dividends of $5.5 million or $0.0125 per share, were declared and paid (March 31, 2025 - $4.9 million or $0.0248 per share).

(d)	Normal course issuer bid

On September 17, 2025, the Company announced a normal course issuer bid (the “2025 NCIB”) commencing September 19, 2025 to repurchase up to 8,747,245 of its own common shares until September 18, 2026.

22.	ACCUMULATED OTHER COMPREHENSIVE LOSS

As at	March 31, 2026	March 31, 2025
Loss on investments designated as FVTOCI	$22,887	$24,416
Share of loss in associate	2,173	2,233
Loss on currency translation adjustment	13,110	36,002
	$38,170	$62,651

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

23.	NON-CONTROLLING INTERESTS

Tables below summarize the financial information and continuity of the Company’s material non-controlling interests:

Non-controlling interest continuity	Henan Found	Henan Huawei	Yunxiang	Salazar Holdings	Other	Total
Non-controlling interest percentage	22.50%	20%	30%	25%	1%-53.9%
As at April 1, 2024	$84,977	$3,178	$2,393	$—	$(794)	$89,754
Acquisition	—	—	—	23,204	(396)	22,808
Share of net income (loss)	18,967	1,851	(149)	(95)	5	20,579
Share of other comprehensive loss	122	45	(19)	—	(4)	144
Adjustment to NCI	—	—	—	8,424	—	8,424
Distribution	(10,128)	(921)	—	—	—	(11,049)
As at March 31, 2025	$93,938	$4,153	$2,225	$31,533	$(1,189)	$130,660
Share of net income (loss)	38,099	5,420	(134)	(243)	(276)	42,866
Share of other comprehensive income	4,958	352	110	—	41	5,461
Adjustment to NCI	—	—	—	10,520	—	10,520
Disposal of subsidiary	—	—	—	—	44	44
Distribution	(22,885)	(2,003)	—	—	—	(24,888)
As at March 31, 2026	$114,110	$7,922	$2,201	$41,810	$(1,380)	$164,663

Salazar Resources Ltd. (“Salazar”) is a 25% owner of the common shares of Salazar Holding Limited (“Salazar Holding”), who owns 100% interest in the El Domo Project. Pursuant to the shareholders’ agreement with Salazar, the Company has priority repayment of its investment in the El Domo according to an agreed distribution formula. Based on this formula, the percentage share of non-controlling interest will change as a function of advances made by the Company and the earnings or loss recorded by Salazar Holdings and its subsidiaries over time. After the Company has received priority repayment of its investment, the non-controlling interest will

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

revert to 25%. As at March 31, 2026, the effective percentage of the non-controlling interest in Salazar Holding is 15.2% (March 31, 2025 - 13.6%).

24.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)	Due from related parties

As at	March 31, 2026	March 31, 2025
NUAG(i)	$166	$33
TIN(ii)	1,388	1,125
	$1,554	$1,158
i.	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2026, a total of $0.7 million (March 31, 2025 - $0.9 million) of services rendered to and expenses incurred on behalf of NUAG. The costs recoverable from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.
ii.	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2026 a total of $0.1 million (March 31, 2025 - $0.2 million) of services rendered to and expenses incurred on behalf of TIN. The costs recoverable from TIN were recorded as a direct reduction of general and administrative expenses on the condensed statements of income.

In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow the Company to advance up to $1.0 million to TIN. In January 2024, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. In April 2024, the Company advanced the remaining $0.5 million to TIN. In January 2025, the Facility has been extended for another year with a new maturity date of January 31, 2026. In January 2026, the Facility was further extended with new maturity date of January 31, 2027.

(b)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2026 and 2025 were as follows:

	Years Ended March 31,
	2026	2025
Cash compensation	$3,858	$3,758
Share-based compensation	2,777	2,345
	$6,635	$6,103

25.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and are monitored by the Board

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

26.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at March 31, 2026 and March 31, 2025 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2026
	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	346	—	—	346
Other investments	51,709	—	2,534	54,243

Financial liability
Derivative liabilities	—	—	—	—

	Fair value as at March 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	5,078	—	—	5,078
Other investments	14,743	—	2,534	17,277
Financial liability
Derivative liabilities	—	50,768	—	50,768

Financial assets classified within Level 3 are equity investments in private companies. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at March 31, 2026 and March 31, 2025, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the year ended March 31, 2026.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after considering cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

	March 31, 2026
	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$85,163	$—	$85,163
Deposits received	20,888	—	20,888
Convertible notes	7,125	171,395	178,520
Lease obligation	330	1,026	1,356
Income tax payable	15,574	—	15,574
Total Contractual Obligation	$129,080	$172,421	$301,501

(c)Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries, intermediate holding companies, and subsidiaries in Ecuador, is the US dollar. The functional currency of all Chinese subsidiaries is the Chinese yuan (“RMB”). The functional currency of all Kyrgyz subsidiaries is the Kyrgyz som (“KGS”). The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in RMB, which would impact the Company’s other comprehensive income or loss; and financial instruments that are denominated in the Canadian dollar (“CAD”), the Australian dollar (“AUD”) and the Kyrgyz som (“KGS”), which would impact the Company’s net income.

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s other comprehensive income or loss and net income due to the exchange rates of the U.S. dollar against RMB, CAD, KGS and AUD as at March 31, 2026 is summarized as follows:

			Trade and	Due from	Prepaids		Accounts payable			Effect of +/-
	Cash and cash	Short-term	other	related	and	Other	and accrued	Lease		10% change in
Currency	equivalents	investments	receivables	parties	deposits	investments	liabilities	liabilities	Total	exchange rate
RMB	$252,349	$—	$1,367	$—	$7,126	$—	$(69,751)	$—	$191,091	$19,109
CAD	688	24	—	554	582	48,961	(1,412)	(987)	48,410	4,841
KGS	234	—	—	—	—	—	(397)	—	(163)	(16)
AUD	695	—	—	—	—	2,690	—	—	3,385	339
	$253,966	$24	$1,367	$554	$7,708	$51,651	$(71,560)	$(987)	$242,723	$24,272

(d)Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, short-term investments, lease liabilities and convertible notes. All of the Company’s cash, cash equivalents and short-term investments earn interest at market rates that are

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

As at March 31, 2026, the Company had $1.2 million lease obligation that are subject to annualized interest rate ranging from 7.0% to 15.6%, and $117.2 million convertible notes liabilities that are discounted at 12.6% of the Company’s unsecured senior convertible notes. The principle of the convertible note is $150.0 million bearing a fixed coupon rate of 4.75% with a maturity date of December 15, 2029. As the amount of the lease obligation is immaterial and the convertible notes bear interest at fixed rates, they are not subject to significant interest rate risk.

(e)Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on March 31, 2026 (March 31, 2025 - $nil).

(f)Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at March 31, 2026, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income of $5.1 million.

(g)Metal price risk

The Company primarily produces and sells silver, lead, zinc, gold and other metals. In line with market practice, the Company prices its metal concentrates based on the quoted market prices and the head grades of its metal concentrates. The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; emerging risks related to pandemics; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s non-controlling interest holders or under its permits or licenses.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

27.	SUPPLEMENTARY CASH FLOW INFORMATION
(a)Table below summarizes the information about changes in non-cash operating working capital:

	Years Ended March 31,
Changes in non-cash operating working capital:	2026	2025
Trade and other receivables	$(4,530)	$1,749
Inventories	(825)	(661)
Prepaids and deposits	(2,702)	686
Accounts payable and accrued liabilities	17,015	2,898
Deposits received	12,862	2,974
Due from a related party	(396)	(58)
	$21,424	$7,588

(b)Table below summarizes the information related to non-cash capital transactions:

	Years Ended March 31,
Non-cash capital transactions:	2026	2025
Environmental rehabilitation expenditure paid from reclamation deposit	$(1,131)	$—
Acquisition of Adventus paid by equity securities	—	176,265
Additions of plant and equipment included in accounts payable and accrued liabilities	(3,103)	3,254
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	(941)	3,499

(c)Table below summarizes the information related to cash and cash equivalents:

	March 31, 2026	March 31, 2025
Cash on hand and at bank	$132,731	$236,457
Bank term deposits and short-term money market investments	289,258	127,521
Total cash and cash equivalents	$421,989	$363,978

28.	SUBSEQUENT EVENT

(a)Santa Barbara Gold‑Copper Project

On February 24, 2026, the Company and its wholly‑owned subsidiary, Adventus Mining Corporation (together, the “Vendors”) entered into a share purchase agreement with Tincorp Metals Inc., to sell the Company’s wholly‑owned subsidiary, Santa Barbara Metals Inc., which holds the Santa Barbara Gold‑Copper Project located in southeastern Ecuador. The transaction closed on May 13, 2026. Under the terms of the agreement, the consideration consists of 15,000,000 common shares of Tincorp Metals Inc., at a deemed price of CAD$0.40 per share, for an aggregate consideration of CAD$6,000,000; and $13.5 million in cash, payable to the Vendors in staged amounts over a three-year period following the acquisition closing date. In addition, the Vendors will receive a 1.5% net smelter return (NSR) royalty on the Project. Following the completion, the Company’s ownership interest in Tincorp Metals Inc.became 27.4%.

(b)Term Loan Facilities

On April 20, 2026, the Company entered into a syndicated term loan facilities agreement (the “Facilities”) with a syndicate of international banks. The Facilities provide for an aggregate principal amount of RMB1.5 billion (approximately $220 million). The Facilities consist of two tranches: Facility A (floating rate) in the amount of RMB452.5 million, which bears interest at CNH HIBOR plus a margin of 1.92% per annum; and Facility B in the amount of RMB1,047.5 million, which bears a fixed interest rate of 3.67% per annum. Interest rates on both tranches are subject to reduction based on the Company’s consolidated net leverage ratio. The Facilities have a maturity of three years from the date of initial drawdown. As of the date of the financial statements, the initial drawdown had not occurred. The Facilities are guaranteed by the Company and certain of its subsidiaries and secured by certain accounts and share

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

security. Proceeds from the Facilities are to be used for general corporate purposes and to support the Company’s global working capital requirements, optimizing the Company’s capital structure and strengthening its financial flexibility.

(c)Tulkubash/Kyzyltash Projects - Mining License Extension

On May 13, 2026, the Company paid $60 million to the NIA pursuant to the Cooperation Agreement, following the Government of the Kyrgyz Republic extending the mining license validity period to July 25, 2062. The Company also completed a restructuring under which the 30% free-carried interest in ZAAV was transferred to Kyrgyzaltyn, a wholly‑owned entity of the Kyrgyz Republic.